EXHIBIT 99.1

Commission File Number 001-31914

ANNOUNCEMENT

CHANGE OF PERSON IN CHARGE OF FINANCE

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) received a resignation letter from Ms. Huang Xiumei on 27 October 2022. Due to the adjustment of work arrangements, Ms. Huang Xiumei tendered her resignation as the person in charge of finance of the Company, which took effect on the same day. Ms. Huang Xiumei has confirmed that she has no disagreement with the Board and there are no other matters relating to her resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Ms. Huang Xiumei for her contribution to the Company during her tenure of service.

The Board further announces that Ms. Hu Jin has been appointed as the person in charge of finance of the Company at the eighteenth meeting of the seventh session of the Board held on 27 October 2022. The qualification of Ms. Hu Jin is still subject to the approval of the China Banking and Insurance Regulatory Commission. The Company has designated Ms. Hu Jin to serve as the temporary person in charge of finance of the Company prior to obtaining such approval.

The biographical details of Ms. Hu Jin are set out below:

Ms. Hu Jin, born in November 1971, has been the General Manager of the Finance Department of the Company since June 2020. From June 2020 to March 2021, she served as the General Manager of the Shared Service Center (Financial Segment) of the Company. From August 2019 to June 2020, she served as the Deputy General Manager (responsible for daily operations) of the Finance Department and concurrently acted as the Deputy General Manager of the Shared Service Center (Financial Segment) of the Company. From 2013 to 2019, she successively served as the Deputy General Manager of the Finance Department, the Deputy General Manager of the Accounting Department and the Deputy General Manager (responsible for daily operations) of the Accounting Department of the Company. Ms. Hu graduated from Renmin University of China with a master’s degree in economics. She is a senior accountant.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 27 October 2022

Commission File Number 001-31914

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie